EXHIBIT 99.1

Mogo Enters Agreement to Acquire Canadian Broker-Dealer Fortification Capital Inc.

Acquisition will help accelerate planned launch of MogoTrade,

commission free stock trading

All figures in Canadian $

Vancouver, British Columbia, May 17, 2021 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO) (“Mogo” or the “Company”), a digital payments and financial technology company, today announced it has entered into a binding letter of intent (“LOI”) to acquire 100% of Fortification Capital Inc. (“Fortification”), a Canadian registered investment dealer, for a combination of cash and common shares of Mogo (“Mogo Shares”). The acquisition of Fortification would bring OEO (order execution only) registration capabilities which is a necessary regulatory requirement for Mogo to offer stock trading to its members.

Fortification is a registered investment dealer and a member of the Investment Industry Regulatory Organization of Canada (“IIROC”). Among several benefits of the proposed acquisition, Mogo would acquire the necessary licenses, registration and technology – including an order management system and market data processing – to accelerate the development of the Company’s planned commission free stock trading solution.

“We continue to see a secular shift to digital wealth platforms, and our goal at Mogo is to build the leading digital wealth platform in Canada, which will include zero-commission stock trading and a simple and intuitive modern user experience,” said David Feller, Mogo’s Founder and CEO. “The proposed acquisition would provide us with a registered investment dealer platform, as well as regulatory and technology capabilities – key building blocks for our trading offering. We are moving forward aggressively with the development of MogoTrade which is expected to launch in 2021.”

Greg Feller, President of Mogo, added: “This acquisition is consistent with our plans to vertically integrate around our core offerings and builds on our recent acquisition of Moka, which accelerated our expansion in the Wealth area.”

Pursuant to the LOI, Mogo has agreed to acquire all of the issued and outstanding securities of Fortification (the “Transaction”) from the sole shareholder of Fortification (the “Vendor”) in exchange for: (i) a cash payment of $500,000; (ii) a cash payment equal to the working capital of Fortification plus repayment of the subordinated debt owed to the Vendor at the time of closing, anticipated to be approximately $550,000; and (iii) 75,000 Mogo Shares. The Transaction is expected to be completed pursuant a definitive share purchase agreement (the “Purchase Agreement”) which will reflect the terms and conditions of the LOI and other detailed terms of the Transaction. One-half of the Mogo Shares to be issued to the Vendor at closing will be subject to a six-month escrow restriction and the other one-half will be subject to a three-year escrow restriction.

The Transaction is subject to regulatory approval, including the approval of the Toronto Stock Exchange (“TSX”), IIROC and the Québec Autorité des marchés financiers (“AMF”), in addition to other customary closing conditions for a transaction of this nature.

It is anticipated that Fortification will continue to operate as a stand-alone wholly-owned subsidiary of Mogo following closing of the Transaction.

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About Mogo

Mogo is empowering its more than one million members with simple digital solutions to help them get in control of their financial health. Through the Mogo app, consumers can access a digital spending account with Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, easily buy and sell bitcoin, and get free monthly credit score monitoring, ID fraud protection, and personal loans. Mogo’s wholly-owned subsidiary, Carta Worldwide, also offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe, North America and APAC. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

Forward-Looking Statements

This news release may contain “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding the terms and completion of the Transaction, the planned launch of Mogo’s free stock trading solution, the entering into of the Purchase Agreement, the operations of Fortification following closing of the Transaction and receipt of regulatory approval, including TSX, IIROC and AMF. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo’s growth, its ability to expand into new products and markets and its expectations in respect of the Transaction and with respect to its future financial performance are subject to a number of risks and uncertainties, many of which are outside of Mogo’s control, including the receipt of any required regulatory approvals. For a description of the risks associated with Mogo’s business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

For further information:

Craig Armitage
Investor Relations
craiga@mogo.ca
(416) 347-8954

US Investor Relations Contact

Lytham Partners, LLC
Ben Shamsian
New York | Phoenix
646-829-9701
shamsian@lythampartners.com

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